Exhibit 99.1

NewsRelease

TransCanada Announces the Appointment of
New Independent Director

CALGARY, Alberta – February 6, 2012 – The Board of Directors of TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the appointment of a new independent director, Mr. Rick Waugh, effective February 1, 2012.

“We are extremely pleased to have Mr. Waugh join the Board of Directors to help TransCanada continue to expand and realize our ambitious growth plans,” said Barry Jackson, Chair, TransCanada. “We look forward to drawing on his extensive experience and knowledge in the areas of banking, international markets and organizational leadership."

Mr. Waugh has been the President and Chief Executive Officer and a director of The Bank of Nova Scotia (Scotiabank) since March 25, 2003. He began his career with Scotiabank as a branch employee in 1970 and worked in increasingly senior roles until 1985 when he moved to New York as Scotiabank’s most senior executive in the U.S. Subsequently, he was Vice-Chairman, Corporate Banking from 1995 to 1998 and Vice-Chairman, International Banking and Wealth Management from 1998 to 2003.

Mr. Waugh is a member of the Canadian Council of Chief Executives. He currently serves as President and is a director of the International Monetary Conference (IMC) and is Vice-Chair of the Board of the Institute of International Finance (IIF). Mr. Waugh is a member of the Council of the Americas and is on the Chairman's International Advisory Council for the Americas Society. He serves on the Board of Directors for Catalyst Inc. and is Chair of the Catalyst Canada Advisory Board. In addition, he serves on the Advisory Council of the Schulich School of Business at York University, the Guanghua School of Management at Peking University and the Canadian Museum of Human Rights.

Mr. Waugh has long been active in several philanthropic organizations, including the United Way of Greater Toronto, where he was Campaign Chair in 2006. He is also a member of the board of the MS Society of Canada’s Multiple Sclerosis Scientific Research Foundation. Mr. Waugh is a director of St. Michael's Hospital and was Co-Chair of the hospital's campaign to build the Li Ka Shing Knowledge Institute.

Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and a Master of Business Administration from York University. He is also a Fellow of the Institute of Canadian Bankers and has been awarded Honorary Doctor of Laws degrees from York University and Assumption University.

With more than 60 years of experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

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